UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35318 / September 10, 2024

In the Matter of:

Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.
Brookfield Infrastructure Income Fund, Inc.

Brookfield Place
225 Liberty Street, 35th Floor
New York, New York 10281-1023

File No. 812-15427

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 23(a)(1) OF THE ACT

Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P. and
Brookfield Infrastructure Income Fund, Inc. ("Applicants") filed an application on January 20,
2023, and amendments to the application on June 23, 2023, October 19, 2023, and May 7, 2024,
for an order under section 6(c) of the Investment Company Act of 1940 ("Act") granting an
exemption from section 23(a)(1) of the Act to permit certain registered closed-end management
investment companies and business development companies to pay advisory fees in shares of
their common stock.

On August 2, 2024, a notice of the filing of the application was issued (Investment Company Act
Release No. 35291). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 23(a)(1) of the Act, requested by Applicants (File No. 812-15427), is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Vanessa A. Countryman,

Secretary.